Exhibit 18.1

February 25, 2021
Board of Directors
Equifax Inc.

Ladies and Gentlemen:

Note 1 of the Notes to the Consolidated Financial Statements of Equifax (the Company) included in its Annual Report on Form 10-K for the twelve-month period ended December 31, 2020, describes voluntary changes in the Company’s methods of accounting for actuarial gains and losses and computing expected returns on plan assets for all of its pension and other postretirement benefit plans. The change in method of recognizing actuarial gains and losses is from a method that recognizes such gains and losses in the consolidated statements of shareholders’ equity and accumulated other comprehensive loss in the period incurred and amortizes them as a component of net periodic benefit cost in future periods subject to a corridor to a method that recognizes actuarial gains and losses in the income statement in the period incurred. The change in method of computing expected returns on plan assets is from a method that utilizes a calculated value of plan assets that smooths changes in the fair value of plan assets to a method that utilizes the actual fair value of plan assets. There are no authoritative criteria for determining a “preferable” method of accounting for actuarial gains and losses and calculating the expected returns on plan assets based on the particular circumstances; however, we conclude that such a change in method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Atlanta, Georgia

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